Filed by Greenlane Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: KushCo Holdings, Inc.
Commission File No.: 000-55418

On April 16, 2021, Greenlane Holdings, Inc. (“Greenlane” or “the Company”) sent the following email to all employees:

Greenlane – Integration Update Email

Subject:	Merger With KushCo – Additional Updates & Answers
To:	Greenlane Employees
From:	Aaron LoCascio
Date:	Friday, April 16, 2021

Dear Team,

I’m excited to further update you all on how our proposed merger with KushCo is progressing. You’ll continue to hear more from me and other members of the Greenlane leadership team on a regular basis until the merger and integration is complete. We know you have questions and want to be sure you feel confident as we move forward!

Our Integration Mission & Guiding Principles

Yesterday, we hosted the first meeting among the Greenlane and KushCo leaders responsible for planning the integration of our companies. This group is collectively known as the Integration Management Team and includes representatives from each company in each functional area. The IMT will reinforce our commitment to leveraging the talent and best practices from both companies to create the strongest possible combined team.

Key outputs from this first meeting were our group mission statement and guiding principles for the integration:

Mission Statement

“Create a universally respected, industry-leading, single organization with the best brands, products, people and processes positioned to delight our customers and deliver sustained profitable growth to our shareholders”

Guiding Principles

1.	Create one team
2.	“Do no harm”
3.	Revolutionize the customer experience at every touchpoint in their journey
4.	We are committed to open and transparent communications, and will share appropriate information as quickly as possible
5.	Evaluate and adopt best practices as needed
6.	Full integration post-closing ASAP is the best outcome for all stakeholders
7.	A lean organization should be the desired organization
8.	Integration cannot be a vehicle to justify strategic items that should be deferred for the future
9.	All processes will be standardized over the integration
10.	Clearly set expectations and do what we say we will do – honor our commitments
11.	Have some fun in the process!

Please remember that, prior to closing, our companies remain separate and must continue to operate in the ordinary course of business. Planning for integration is CRITICAL, but we cannot actually integrate until the transaction closes.

The Integration Management Team

As we look ahead, Greenlane Integration Team representatives will collaborate with our counterparts at KushCo to determine how our teams can come together as seamlessly and effectively as possible. We expect it will be several weeks before we have significant updates to share, but we want to assure you that the leaders are actively involved in the process to ensure we land in the right place.

Integration Team Leads are as follows:

	Greenlane	KushCo
Executive Steering Committee (ESC)	Aaron LoCascio Bill Mote Roger Carthew	Nick Kovacevich Stephen Christoffersen Matt Tolnick
Integration Management Team (IMT)	Roger Carthew	Matt Tolnick
Communications	Lauren Drury	Najim Mostamand
F&A	Bill Mote	Stephen Christoffersen
Sales / Go to Market	Michael Cellucci Dennis Lider	Nick Kovacevich Molly Choi
Operations / Supply Chain	Bill Bine	Rodrigo de Oliveira
IT	Bill Bine Javier Silva	Ryan Selewicz Rodrigo de Oliveira
HR	Roger Carthew	Rhiana Barr
Legal / Compliance	Doug Fischer	Amir Sadr
Product	Josh Hoffman	Brian Stewart

We’ve also retained outside expertise from FTI Consulting who have helped many companies successfully complete integrations. If any of our Integration Team Leads or FTI partners reach out to you for information or help, please do your best to support them. There is a lot of work to be done in a short period, and I appreciate your full cooperation.

Answering Your Questions

Attached to this email is an FAQ document with answers to some additional questions about the proposed merger. Please send any questions you may have throughout this process to questions@greenlane.com. We will continue to collect them and ensure you receive answers as quickly as possible. Please keep in mind that we don’t have all the answers yet, but we will keep you updated as decisions are made.

I want to personally thank you for your patience and continued support during this process. We’re excited to take these next steps towards becoming the leader in cannabis accessories and ancillary services!

Best,

/s/ Aaron LoCascio

On April 16, 2021, Greenlane sent the following FAQs to all employees:

Greenlane – Integration FAQ

Employee Benefits & Day-to-Day Work

How are my goals and bonus impacted for 2021?

Your goals remain the same, and it is important that you stay focused on these priorities as we prepare to take these next steps. While decisions about specific compensation programs are still in front of us, we remain committed to rewarding those who help us achieve our goals.

Will any of my benefits – including PTO and healthcare – change?

Until the transaction closes, there will be no changes in benefits. Decisions about how these programs will transition after the merger is complete will be made as part of the integration planning process. Both companies are committed to minimizing disruption, and we expect a comprehensive and generally comparable benefit structure will continue in any scenario.

Will there be consolidation of operations across the two companies? Should we expect location closures or downsizing?

We know this is an important question for our teams and are committed to providing answers about how our companies will come together as these decisions are made. What we know today is that the combined company will be headquartered in Boca Raton, Florida with a significant footprint in Southern California. Additional details will be provided as decisions are made.

How will the integration affect current initiatives?

Until the time of close, Greenlane will continue to operate as a standalone business, serve our customers, and progress our strategic priorities. Please continue to move forward with all current initiatives and let us know if you have any questions. Additional information about how the combined company will move forward will be provided as decisions are made.

Looking Forward as a Combined Company

When will the Integration Team have additional news to share?

Our goal is to provide updates via email every two weeks. That said, we are committed to taking our time to get to the right decisions, rather than rushing to the wrong one. We expect it will be several weeks before we have significant updates to share. In the interim, we encourage you to send questions to questions@greenlane.com, and we will answer them as quickly as possible.

When will the C-Suite be named?

The C-Suite will be made up of team members from both companies. We can confirm now that once the transaction closes, current KushCo CEO, Nick Kovacevich, will lead the combined company, and Aaron LoCascio will serve as President. Additionally, Bill Mote will serve as the Chief Financial Officer of the combined company, and Adam Schoenfeld will remain in his Chief Strategy Officer position. We will continue naming C-Suite members of the combined company and updating you as the merger progresses.

Will shipping, receiving and production volume increase with this merger?

One of the key goals for this combination is to drive growth, driven by our ability to access complementary customer sets with best-in-class proprietary owned brands and exclusive third-party brand offerings. We expect our volumes will increase as we maximize these opportunities.

How will the integration affect Greenlane’s supply chain? Where will the supply chain team be based?

As we work through the integration process, we will examine how best to design, procure and distribute our products in ways that allow us to better serve our customers and accelerate our growth. That said, all of these decisions are still in front of us, and where there are changes, our goal is to make the transition as seamless as possible both for our Company and for our partners. We will provide updates as there is additional information to share.

Financial Information

How are KushCo’s financials?

KushCo reported its 2020 financial results at the end of October, highlighting achieved positive adjusted EBITDA and cash flow from operations in fiscal Q4 2020 for the first time in more than three years. See the full release here.

What are the expected financial results of the combined company?

The combined company is expected to have pro forma revenue of over $250 million for the year ended December 31, 2020, and a pro forma market capitalization in excess of $350 million based on the respective share prices of Greenlane and KushCo as of market close on March 30, 2021. Following completion of the Transaction, the combined company is expected to generate pro forma revenue of between $310 million and $330 million for the year ended December 31, 2021 and will have a strong platform for accelerated organic growth that should be well-positioned to capitalize on attractive market opportunities as the industry continues to grow and evolve.

Is there a possibility that the deal will not close?

The completion of the merger is subject to conditions of the agreement, including the customary approvals from regulators and shareholders. That said, we fully expect the transaction will close late Q2 or early Q3 of calendar 2021.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry, markets in which Greenlane and KushCo operate, management’s beliefs, assumptions made by management and the transactions described in this communication. While the Greenlane’s and KushCo’s management believes the assumptions underlying the forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the Merger Agreement; (3) the inability to consummation the Transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the Transaction; (4) risks that the proposed Transaction disrupts current plans and operations of Greenlane and/or KushCo; (5) the ability to recognize the anticipated benefits of the Transaction; and (6) the amount of the costs, fees, expenses and charges related to the Transaction; and the other risks and important factors contained and identified in Greenlane’s and KushCo’s filings with the SEC, such as their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the Transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Greenlane nor KushCo is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Greenlane nor KushCo intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Greenlane expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Greenlane and KushCo that also constitutes a prospectus of Greenlane, which joint proxy statement will be mailed or otherwise disseminated to Greenlane’s and KushCo’s respective stockholders when it becomes available. Greenlane and KushCo also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Greenlane and KushCo with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.gnln.com and www.kushco.com.

Participants in Solicitation

Greenlane, KushCo and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Greenlane is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020. Information about the directors and executive officers of KushCo is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on December 28, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.